Exhibit 99.2

PartnerRe Ltd.
Financial Supplement
Financial Information
as at September 30, 2016
(unaudited)
The following financial supplement is provided to assist in your understanding of
PartnerRe Ltd.
This report is for information purposes only. It should be read in conjunction with documents filed with the SEC by PartnerRe Ltd.

PartnerRe Ltd.
Financial Supplement - September 30, 2016
Table of Contents

Page

Regulation G
Life Value in Force
Consolidated Financial Statements
Consolidated Statements of Operations	1-2
Condensed Consolidated Balance Sheets	3
Condensed Consolidated Statements of Cash Flows	4-5
Consolidated Statements of Comprehensive Income (Loss)	6
Segment Information
For the three months ended September 30, 2016 and 2015	7-8
For the nine months ended September 30, 2016 and 2015	9-10
Investments
Investment Portfolio	11
Distribution of Corporate Bonds	12
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (losses)	13-14
Loss Reserves
Analysis of Unpaid Losses and Loss Expenses	15-16
Analysis of Policy Benefits for Life and Annuity Contracts	17-18
Reserve Development	19-20
Natural Catastrophe Probable Maximum Losses (PMLs)	21
Reconciliation of GAAP and non-GAAP measures	22-26

PartnerRe Ltd.
Regulation G
In addition to the GAAP financial measures set forth in this Financial Supplement, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are important to investors, analysts, rating agencies and others who use the Company’s financial information and will help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. However, investors should consider these non-GAAP measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Earnings (Loss) available to PartnerRe Common Shareholders (Operating Earnings (Loss)), Operating Earnings (Loss), adjusted by transaction and severance costs, Annualized Operating Return on Average Common Shareholders' Equity (Annualized Operating ROE), Annualized Operating ROE, adjusted by transaction and severance costs, net income (loss), adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs: The Company uses Operating Earnings (Loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating Earnings (Loss) exclude the impact of net realized and unrealized gains and losses on investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains and losses, net of tax, loss on redemption of preferred shares and the interest in earnings (losses) of equity method investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investee’s activities), certain withholding taxes on intercompany dividends (included in other expenses) and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital (included in other expenses) and are calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating Earnings (Loss) for the period divided by the average common shareholders' equity outstanding for the period. Operating Earnings (Loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. Operating Earnings (Loss), adjusted by transaction and severance costs, Annualized Operating ROE, adjusted by transaction and severance costs, net income (loss) adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs, related to the Company's merger and acquisition activity, and severance costs, related to the reorganization of its business units, investment operations and certain executive changes.
Tangible Book Value : The Company calculates Tangible Book Value using common shareholders' equity attributable to PartnerRe less goodwill and intangible assets, net of tax.
Total Capital: The Company calculates Total Capital as the sum of common shareholders' equity attributable to PartnerRe, preferred shares, long-term debt, senior notes and capital efficient notes. The Company uses Total Capital as a measure to manage the capital structure of the Company.

Basis of presentation: On March 18, 2016 EXOR acquired 100% ownership of the Company's common shares. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and the prior year periods is no longer meaningful and has been excluded.. The Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholders' equity, accordingly, all comparative data in this Financial Supplement have been recast.

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

PartnerRe Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Revenues
Gross premiums written	$1,244,311	$1,380,927	$1,629,009
Net premiums written	$1,131,260	$1,254,398	$1,500,718
Decrease (Increase) in unearned premiums	178,319	(151)	(359,002)
Net premiums earned	1,309,579	1,254,247	1,141,716
Net investment income	101,773	101,182	102,987
Net realized and unrealized investment gains	55,548	191,941	167,193
Other income	3,266	3,467	4,840
Total revenues	1,470,166	1,550,837	1,416,736
Expenses
Losses and loss expenses and life policy benefits	772,960	982,855	714,268
Acquisition costs	298,653	283,534	282,974
Other expenses	91,257	123,508	152,674
Interest expense	12,251	12,256	12,259
Amortization of intangible assets	6,588	6,587	6,588
Net foreign exchange losses (gains)	8,362	(35,666)	(2,074)
Total expenses	1,190,071	1,373,074	1,166,689
Income before taxes and interest in earnings (losses) of equity method investments	280,095	177,763	250,047
Income tax expense	29,027	32,387	30,954
Interest in earnings (losses) of equity method investments	3,396	5,539	(3,467)
Net income attributable to PartnerRe	254,464	150,915	215,626
Preferred dividends	14,184	14,184	14,184
Net income attributable to PartnerRe common shareholders	$240,280	$136,731	$201,442
Operating earnings (loss) attributable to PartnerRe common shareholders	$184,984	$(65,624)	$44,238
Comprehensive income attributable to PartnerRe	$234,980	$129,032	$235,717

PartnerRe Ltd.
Consolidated Statements of Operations
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,		December 31,
	2016	2015	2015		2014
Revenues
Gross premiums written	$4,254,247	$4,448,907	$5,547,525		$5,932,003
Net premiums written	$3,886,375	$4,165,912	$5,229,548		$5,719,884
(Increase) decrease in unearned premiums	(180,833)	(191,235)	39,630		(110,689)
Net premiums earned	3,705,542	3,974,677	5,269,178		5,609,195
Net investment income	305,943	341,877	449,784		479,696
Net realized and unrealized investment gains (losses)	414,682	(273,107)	(297,479)		371,796
Other income	11,572	7,584	9,144		16,190
Total revenues	4,437,739	4,051,031	5,430,627		6,476,877
Expenses
Losses and loss expenses and life policy benefits	2,470,083	2,390,394	3,157,420		3,462,770
Acquisition costs	865,161	905,774	1,217,003		1,213,822
Other expenses	367,439	670,334	790,723		449,688
Interest expense	36,766	36,742	48,988		48,963
Amortization of intangible assets	19,764	20,303	26,593		27,486
Net foreign exchange (gains) losses	(29,378)	15,657	9,461		(18,201)
Total expenses	3,729,835	4,039,204	5,250,188		5,184,528
Income before taxes and interest in earnings of equity method investments	707,904	11,827	180,439		1,292,349
Income tax expense	92,368	82,990	79,664		239,506
Interest in earnings of equity method investments	5,468	1,564	6,375		15,270
Net income (loss)	621,004	(69,599)	107,150		1,068,113
Net income attributable to noncontrolling interests	—	(2,531)	(2,769)		(13,139)
Net income (loss) attributable to PartnerRe	621,004	(72,130)	104,381		1,054,974
Preferred dividends	42,551	42,551	56,735		56,735
Net income (loss) attributable to PartnerRe common shareholders	$578,453	$(114,681)	$47,646	—	$998,239
Operating earnings attributable to PartnerRe common shareholders	$163,598	$474,614	$658,472		$755,418
Comprehensive income (loss) attributable to PartnerRe	$599,728	$(106,874)	$55,181		$1,033,129

PartnerRe Ltd.
Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	September 30,		June 30,		March 31,		December 31,		September 30,		December 31,
	2016		2016		2016		2015		2015		2014
Assets
Total investments	$14,911,210		$14,235,927		$13,836,705		$14,338,015		$14,475,450		$15,299,764
Funds held - directly managed	538,579		572,366		579,571		539,743		595,677		608,853
Cash and cash equivalents	2,079,475		1,957,193		1,749,851		1,577,097		1,256,304		1,313,468
Accrued investment income	128,648		123,213		134,735		141,672		142,892		158,737
Reinsurance balances receivable	3,017,483		2,944,173		2,964,950		2,428,020		3,079,002		2,454,850
Reinsurance recoverable on paid and unpaid losses	382,341		389,132		300,731		282,916		329,834		246,158
Funds held by reinsured companies	741,825		744,511		685,564		657,815		671,572		765,905
Deferred acquisition costs	647,568		671,285		691,117		629,372		684,380		661,186
Goodwill	456,380		456,380		456,380		456,380		456,380		456,380
Intangible assets	113,248		119,836		126,423		133,011		139,301		159,604
Other assets	213,516		205,795		429,436		222,002		194,436		145,452
Total assets	$23,230,273		$22,419,811		$21,955,463		$21,406,043		$22,025,228		$22,270,357
Liabilities
Unpaid losses and loss expenses	$9,566,472		$9,457,499		$9,331,087		$9,064,711		$9,522,225		$9,745,806
Policy benefits for life and annuity contracts	2,050,970		2,046,248		2,089,055		2,051,935		2,123,028		2,050,107
Unearned premiums	1,922,633		2,121,659		2,086,332		1,644,757		1,934,360		1,750,607
Other reinsurance balances payable	319,391		284,241		293,342		246,089		288,402		182,395
Debt obligations	1,655,434		820,989		820,989		820,989		820,989		820,989
Other liabilities	561,737		666,115		424,473		674,611		558,875		616,042
Total liabilities	16,076,637		15,396,751		15,045,278		14,503,092		15,247,879		15,165,946
Total shareholders’ equity attributable to PartnerRe	7,153,636		7,023,060		6,910,185		6,900,501		6,775,137		7,048,910
Noncontrolling interests	—		—		—		2,450		2,212		55,501
Total shareholders’ equity	7,153,636		7,023,060		6,910,185		6,902,951		6,777,349		7,104,411
Total liabilities and shareholders’ equity	$23,230,273		$22,419,811		$21,955,463		$21,406,043		$22,025,228		$22,270,357
Capital Structure:
Senior notes (1)	$1,584,445	18%	$750,000	9%	$750,000	10%	$750,000	10%	$750,000	10%	$750,000	9%
Capital efficient notes (2)	63,384	1	63,384	1	63,384	1	63,384	1	63,384	1	63,384	1
Preferred shares, aggregate liquidation value	853,750	10	853,750	11	853,750	11	853,750	11	853,750	11	853,750	11
Common shareholders’ equity attributable to PartnerRe	6,299,886	71	6,169,310	79	6,056,435	78	6,046,751	78	5,921,387	78	6,195,160	79
Total Capital	$8,801,465	100%	$7,836,444	100%	$7,723,569	100%	$7,713,885	100%	$7,588,521	100%	$7,862,294	100%

(1)
PartnerRe Finance A LLC and PartnerRe Finance B LLC, the issuers of certain of the senior notes, do not meet U.S. GAAP consolidation requirements. Accordingly, the Company shows the related intercompany debt of $250.0 million and $500.0 million, respectively, on its Condensed Consolidated Balance Sheets.

(2)
PartnerRe Finance II, the issuer of the capital efficient notes, does not meet U.S. GAAP consolidation requirements. Accordingly, the Company shows the related intercompany debt of $71.0 million on its Condensed Consolidated Balance Sheets.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Net cash provided by operating activities:
Underwriting operations	$95	$(43)	$(5)
Investment income	119	130	132
Taxes and foreign exchange and other (1)	(17)	(59)	(35)
Net cash provided by operating activities	$197	$28	$92

Net cash provided by operating activities	$197	$28	$92
Net cash (used in) provided by investing activities	(811)	232	338
Net cash provided by (used in) financing activities	723	(16)	(263)
Effect of foreign exchange rate changes on cash	13	(37)	6
Increase in cash and cash equivalents	122	207	173
Cash and cash equivalents - beginning of period	1,957	1,750	1,577
Cash and cash equivalents - end of period	$2,079	$1,957	$1,750

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Net cash provided by operating activities:
Underwriting operations	$46	$151	$265	$497
Investment income	381	423	554	606
Taxes and foreign exchange and other (1)	(111)	(467)	(500)	(250)
Net cash provided by operating activities	$316	$107	$319	$853
Net cash provided by operating activities	$316	$107	$319	$853
Net cash (used in) provided by investing activities	(240)	138	295	(250)
Net cash provided by (used in) financing activities	444	(267)	(309)	(736)
Effect of foreign exchange rate changes on cash	(18)	(35)	(41)	(50)
Increase (decrease) in cash and cash equivalents	502	(57)	264	(183)
Cash and cash equivalents - beginning of period	1,577	1,313	1,313	1,496
Cash and cash equivalents - end of period	$2,079	$1,256	$1,577	$1,313

(1) Taxes, foreign exchange and other for the nine months ended September 30, 2015 and the year ended December 31, 2015 include the amalgamation termination fee and reimbursement of expenses paid to Axis Capital of $315 million.

PartnerRe Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Net income attributable to PartnerRe	$254,464	$150,915	$215,626
Change in currency translation adjustment	(18,946)	(22,997)	21,123
Change in net unrealized gains or losses on investments, net of tax	(210)	(207)	(203)
Change in unfunded pension obligation, net of tax	(328)	1,321	(829)
Comprehensive income attributable to PartnerRe	$234,980	$129,032	$235,717

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Net income (loss) attributable to PartnerRe	$621,004	$(72,130)	$104,381	$1,054,974
Change in currency translation adjustment	(20,820)	(33,936)	(46,055)	(8,892)
Change in net unrealized gains or losses on investments, net of tax	(620)	(644)	(860)	(886)
Change in unfunded pension obligation, net of tax	164	(164)	(2,285)	(12,067)
Comprehensive income (loss) attributable to PartnerRe	$599,728	$(106,874)	$55,181	$1,033,129

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the three months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$497	$466	$963	$281	$—	$1,244
Net premiums written	$439	$421	$860	271	$—	$1,131
Decrease in unearned premiums	141	35	176	2	—	178
Net premiums earned	$580	$456	$1,036	$273	$—	$1,309
Losses and loss expenses and life policy benefits	(264)	(279)	(543)	(230)	—	(773)
Acquisition costs	(140)	(124)	(264)	(34)	—	(298)
Technical result	$176	$53	$229	$9	$—	$238
Other income			—	2	1	3
Other expenses			(50)	(15)	(26)	(91)
Underwriting result			$179	$(4)	n/a	$150
Net investment income				15	87	102
Allocated underwriting result (1)				$11	n/a	n/a
Net realized and unrealized investment gains					56	56
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(9)	(9)
Income tax expense					(29)	(29)
Interest in earnings of equity method investments					3	3
Net income					n/a	$254
Loss ratio (2)	45.5%	61.2%	52.4%
Acquisition ratio (3)	24.2	27.2	25.5
Technical ratio (4)	69.7%	88.4%	77.9%
Other expense ratio (5)			4.8
Combined ratio (6)			82.7%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the three months ended September 30, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$525	$429	$954	$314	$—	$1,268
Net premiums written	$481	$411	$892	$298	$—	$1,190
Decrease in unearned premiums	153	65	218	4	—	222
Net premiums earned	$634	$476	$1,110	$302	$—	$1,412
Losses and loss expenses and life policy benefits	(300)	(256)	(556)	(248)	—	(804)
Acquisition costs	(156)	(153)	(309)	(38)	—	(347)
Technical result	$178	$67	$245	$16	$—	$261
Other income			—	3	—	3
Other expenses			(55)	(16)	(345)	(416)
Underwriting result			$190	$3	n/a	$(152)
Net investment income				15	102	117
Allocated underwriting result (1)				$18	n/a	n/a
Net realized and unrealized investment losses					(133)	(133)
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(22)	(22)
Income tax expense					(17)	(17)
Interest in losses of equity method investments					(3)	(3)
Net loss					n/a	$(229)
Loss ratio (2)	47.4%	53.8%	50.1%
Acquisition ratio (3)	24.5	32.2	27.8
Technical ratio (4)	71.9%	86.0%	77.9%
Other expense ratio (5)			4.9
Combined ratio (6)			82.8%

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the nine months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,872	$1,512	$3,384	$870	$—	$4,254
Net premiums written	$1,667	$1,387	$3,054	$832	$—	$3,886
Increase in unearned premiums	(120)	(54)	(174)	(6)	—	(180)
Net premiums earned	$1,547	$1,333	$2,880	$826	$—	$3,706
Losses and loss expenses and life policy benefits	(933)	(859)	(1,792)	(678)	—	(2,470)
Acquisition costs	(399)	(367)	(766)	(99)	—	(865)
Technical result	$215	$107	$322	$49	$—	$371
Other income (loss)			2	7	2	11
Other expenses			(175)	(49)	(143)	(367)
Underwriting result			$149	$7	n/a	$15
Net investment income				42	264	306
Allocated underwriting result (1)				$49	n/a	n/a
Net realized and unrealized investment gains					415	415
Interest expense					(37)	(37)
Amortization of intangible assets					(20)	(20)
Net foreign exchange gains					29	29
Income tax expense					(92)	(92)
Interest in earnings of equity method investments					5	5
Net income					n/a	$621
Loss ratio (2)	60.3%	64.5%	62.2%
Acquisition ratio (3)	25.8	27.5	26.6
Technical ratio (4)	86.1%	92.0%	88.8%
Other expense ratio (5)			6.1
Combined ratio (6)			94.9%

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

For the nine months ended September 30, 2015
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,991	$1,486	$3,477	$972	$—	$4,449
Net premiums written	$1,858	$1,384	$3,242	$924	$—	$4,166
Increase in unearned premiums	(171)	(13)	(184)	(7)	—	(191)
Net premiums earned	$1,687	$1,371	$3,058	$917	$—	$3,975
Losses and loss expenses and life policy benefits	(842)	(801)	(1,643)	(748)	1	(2,390)
Acquisition costs	(420)	(384)	(804)	(102)	—	(906)
Technical result	$425	$186	$611	$67	$1	$679
Other income			—	4	3	7
Other expenses			(162)	(47)	(461)	(670)
Underwriting result			$449	$24	n/a	$16
Net investment income				45	297	342
Allocated underwriting result (1)				$69	n/a	n/a
Net realized and unrealized investment losses					(273)	(273)
Interest expense					(37)	(37)
Amortization of intangible assets					(20)	(20)
Net foreign exchange losses					(16)	(16)
Income tax expense					(83)	(83)
Interest in earnings of equity method investments					1	1
Net loss					n/a	$(70)
Loss ratio (2)	49.9%	58.4%	53.7%
Acquisition ratio (3)	24.9	28.0	26.3
Technical ratio (4)	74.8%	86.4%	80.0%
Other expense ratio (5)			5.3
Combined ratio (6)			85.3%

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	September 30,			June 30,			March 31,			December 31,			September 30,			December 31,
	2016			2016			2016			2015			2015			2014
Investments:
Fixed maturities
U.S. government	$2,924		19%	$3,408		24%	$2,690		19%	$2,810		20%	$2,148		15%	$2,277		15%
U.S. government sponsored enterprises	104		1	104		1	105		1	63		—	48		—	39		—
U.S. states, territories and municipalities	785		5	801		6	780		5	778		5	760		5	531		3
Non-U.S. sovereign government, supranational and government related	1,185		8	1,307		9	1,197		9	1,333		9	1,288		9	1,976		13
Corporates	5,900		40	4,887		34	4,978		36	5,086		36	5,366		37	5,604		37
Mortgage/asset-backed securities	2,800		19	2,536		18	3,270		24	3,378		24	3,416		24	3,492		23
Total fixed maturities	13,698		92	13,043		92	13,020		94	13,448		94	13,026		90	13,919		91
Short-term investments	29		—	16		—	34		—	47		—	101		1	25		—
Equities	42		—	39		—	324		2	444		3	1,004		7	1,057		7
Other invested assets	1,142		8	1,138		8	459		4	399		3	345		2	299		2
Total investments	$14,911		100%	$14,236		100%	$13,837		100%	$14,338		100%	$14,476		100%	$15,300		100%
Cash and cash equivalents	2,079			1,957			1,750			1,577			1,256			1,313
Total investments and cash	$16,990			$16,193			$15,587			$15,915			$15,732			$16,613
Maturity distribution:
One year or less	$237		2%	$371		3%	$431		3%	$556		4%	$548		4%	$313		2
More than one year through five years	5,215		38	4,964		38	4,521		35	4,609		34	4,152		32	5,169		37
More than five years through ten years	3,587		26	3,391		26	3,224		25	3,342		25	3,433		26	3,719		27
More than ten years	1,888		14	1,797		14	1,608		12	1,610		12	1,578		12	1,251		9
Subtotal	10,927		80	10,523		81	9,784		75	10,117		75	9,711		74	10,452		75
Mortgage/asset-backed securities	2,800		20	2,536		19	3,270		25	3,378		25	3,416		26	3,492		25
Total	$13,727		100%	$13,059		100%	$13,054		100%	$13,495		100%	$13,127		100%	$13,944		100%
Credit quality by market value:
AAA	7%			8%			11%			11%			10%			11%
AA	47			51			47			47			44			46
A	16			14			15			15			19			19
BBB	24			20			20			20			18			16
Below Investment Grade/Unrated	6			7			7			7			9			8
	100%			100%			100%			100%			100%			100%
Expected average duration (1)	3.9	Yrs		4.1	Yrs		4.0	Yrs		3.6	Yrs		3.5	Yrs		3.7	Yrs
Average yield to maturity at market (1)	2.2%			2.1%			2.4%			2.9%			2.8%			2.4%
Average credit quality	A			A			A			A			A			A
 (1) Includes funds holding fixed income securities that are classified with equities under generally accepted accounting principles in the United States.

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

September 30, 2016
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$1,229,060	20.8%	7.2%	1.0%
Consumer noncyclical	1,111,849	18.8	6.5	0.4
Industrials	602,267	10.2	3.5	0.3
Consumer cyclical	547,649	9.3	3.2	0.3
Energy	479,860	8.1	2.8	0.5
Communications	383,046	6.5	2.3	0.5
Utilities	335,369	5.7	2.0	0.2
Insurance	333,706	5.7	2.0	0.3
Technology	244,827	4.1	1.4	0.3
Real estate investment trusts	239,937	4.1	1.4	0.3
Basic materials	211,537	3.6	1.2	0.2
Catastrophe bonds	102,814	1.7	0.6	0.1
Longevity and mortality bonds	51,344	0.9	0.3	0.2
Government guaranteed corporate debt	26,817	0.5	0.2	0.2
Total Corporate bonds	$5,900,082	100.0%	34.6%
Finance sector - Corporate bonds
Banks	$680,429	11.5%	4.0%
Investment banking and brokerage	384,951	6.5	2.3
Financial services	71,182	1.2	0.4
Commercial and consumer finance	38,110	0.7	0.2
Other	54,388	0.9	0.3
Total finance sector - Corporate bonds	$1,229,060	20.8%	7.2%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$30,563	$—	$382,992	$266,873	$1	$680,429
Investment banking and brokerage	—	—	45,004	338,730	1,217	384,951
Financial services	—	40,665	8,961	21,556	—	71,182
Commercial and consumer finance	—	—	21,255	16,855	—	38,110
Other	38,305	—	—	16,083	—	54,388
Total finance sector - Corporate bonds	$68,868	$40,665	$458,212	$660,097	$1,218	$1,229,060
% of total	6%	3%	37%	54%	—%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 17.9% of the Company’s total corporate bonds. The single largest issuer accounts for 3.0% of the Company’s total Corporate bonds.

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Fixed maturities	$99,081	$97,846	$103,817
Short-term investments, cash and cash equivalents	598	534	337
Equities	472	738	2,205
Funds held and other	8,221	8,252	6,417
Funds held - directly managed	2,447	2,488	2,827
Investment expenses	(9,046)	(8,676)	(12,616)
Net investment income	$101,773	$101,182	$102,987
Net realized investment gains (losses) on fixed maturities and short-term investments	$43,320	$40,252	$(3,513)
Net realized investment gains (losses) on equities	176	(10,445)	10,239
Net realized gains (losses) on other invested assets	5,403	17,572	(32,599)
Change in net unrealized gains (losses) on other invested assets	19,183	(5,448)	3,112
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	(16,530)	145,410	211,916
Change in net unrealized investment gains (losses) on equities	4,805	1,781	(27,483)
Net other realized and unrealized investment gains	908	339	—
Net realized and unrealized investment (losses) gains on funds held - directly managed	(1,717)	2,480	5,521
Net realized and unrealized investment gains	$55,548	$191,941	$167,193

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Gains (Losses)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Fixed maturities	$300,745	$320,922	$425,541	$443,414
Short-term investments, cash and cash equivalents	1,469	579	854	868
Equities	3,415	25,118	30,739	40,326
Funds held and other	22,890	21,498	27,406	33,192
Funds held - directly managed	7,762	8,749	11,676	13,841
Investment expenses	(30,338)	(34,989)	(46,432)	(51,945)
Net investment income	$305,943	$341,877	$449,784	$479,696
Net realized investment gains on fixed maturities and short-term investments	$80,059	$61,360	$66,296	$120,734
Net realized investment (losses) gains on equities	(30)	72,657	137,609	98,733
Net realized losses on other invested assets	(9,624)	(47,264)	(33,317)	(20,686)
Change in net unrealized gains (losses) on other invested assets	16,846	(18,057)	844	(58,180)
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	340,796	(196,322)	(276,776)	228,781
Change in net unrealized investment (losses) gains on equities	(20,897)	(147,408)	(187,561)	2,605
Net other realized and unrealized investment gains (losses)	1,247	3,286	1,053	(3,624)
Net realized and unrealized investment gains (losses) on funds held - directly managed	6,285	(1,358)	(5,627)	3,433
Net realized and unrealized investment gains (losses)	$414,682	$(273,106)	$(297,479)	$371,796

PartnerRe Ltd.
Analysis of Unpaid Losses and Loss Expenses
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Reconciliation of beginning and ending liability for unpaid losses and loss expenses:
Gross liability at beginning of period	$9,457,499	$9,331,087	$9,064,711
Reinsurance recoverable at beginning of period	(262,411)	(192,877)	(189,234)
Net liability at beginning of period	9,195,088	9,138,210	8,875,477
Net incurred losses related to:
Current year	716,426	887,462	693,069
Prior years	(173,254)	(148,382)	(183,437)
	543,172	739,080	509,632
Change in reserve agreement (1)	(20,553)	—	28,224
Net losses paid	(465,912)	(592,489)	(370,469)
Effects of foreign exchange rate changes	24,526	(89,713)	95,346
Net liability at end of period	9,276,321	9,195,088	9,138,210
Reinsurance recoverable at end of period	290,151	262,411	192,877
Gross liability at end of period	$9,566,472	$9,457,499	$9,331,087
Breakdown of gross liability at end of period:
Case reserves	$4,016,213	$3,898,396	$3,780,317
Additional case reserves	176,248	192,861	215,238
Incurred but not reported reserves	5,374,011	5,366,242	5,335,532
Gross liability at end of period	$9,566,472	$9,457,499	$9,331,087
Breakdown of gross liability at end of period by Non-life segment:
P&C	6,428,472	6,428,331	6,401,452
Specialty	3,138,000	3,029,168	2,929,635
Gross liability at end of period	$9,566,472	$9,457,499	$9,331,087
Unrecognized time value of non-life reserves (2)	$316,168	$283,361	$372,792
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	85.8%	80.2%	72.7%
Non-life paid losses to net premiums earned ratio	45.0%	61.0%	42.5%
(1) The change in the reserve agreement is due to (favorable) adverse development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for unpaid losses and loss expenses and the amount of gross/net liability for unpaid losses and loss expenses that would be recorded if the underlying unpaid losses and loss expenses were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying unpaid losses and loss expenses.

PartnerRe Ltd.
Analysis of Unpaid Losses and Loss Expenses
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the nine months ended		As at and for the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of beginning and ending liability for unpaid losses and loss expenses:
Gross liability at beginning of period	$9,064,711	$9,745,806	$9,745,806	$10,646,318
Reinsurance recoverable at beginning of period	(189,234)	(214,349)	(214,349)	(267,384)
Net liability at beginning of period	8,875,477	9,531,457	9,531,457	10,378,934
Net incurred losses related to:
Current year	2,296,956	2,286,111	3,023,704	3,122,981
Prior years	(505,073)	(643,641)	(830,705)	(660,413)
	1,791,883	1,642,470	2,192,999	2,462,568
Change in reserve agreement (1)	7,671	13,108	(8,771)	(25,412)
Net losses paid	(1,428,870)	(1,523,809)	(2,422,603)	(2,798,549)
Effects of foreign exchange rate changes	30,160	(343,667)	(417,605)	(486,084)
Net liability at end of period	9,276,321	9,319,559	8,875,477	9,531,457
Reinsurance recoverable at end of period	290,151	202,666	189,234	214,349
Gross liability at end of period	$9,566,472	$9,522,225	$9,064,711	$9,745,806
Breakdown of gross liability at end of period:
Case reserves	$4,016,213	$3,875,962	$3,716,195	$4,236,038
Additional case reserves	176,248	194,265	190,183	253,890
Incurred but not reported reserves	5,374,011	5,451,998	5,158,333	5,255,878
Gross liability at end of period	$9,566,472	$9,522,225	$9,064,711	$9,745,806
Breakdown of gross liability at end of period by Non-life segment:
P&C	6,428,472	6,380,536	6,247,378	6,758,584
Specialty	3,138,000	3,141,689	2,817,333	2,987,222
Gross liability at end of period	$9,566,472	$9,522,225	$9,064,711	$9,745,806
Unrecognized time value of non-life reserves (2)	$316,168	$430,596	$508,269	$474,258
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	79.7%	92.8%	110.5%	113.6%
Non-life paid losses to net premiums earned ratio	49.6%	49.8%	59.7%	63.8%
(1) The change in the reserve agreement is due to adverse (favorable) development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for unpaid losses and loss expenses and the amount of gross/net liability for unpaid losses and loss expenses that would be recorded if the underlying unpaid losses and loss expenses were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying unpaid losses and loss expenses.

PartnerRe Ltd.
Analysis of Policy Benefits for Life and Annuity Contracts
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Reconciliation of beginning and ending policy benefits for life and annuity contracts:
Gross liability at beginning of period	$2,046,248	$2,089,055	$2,051,935
Reinsurance recoverable at beginning of period	(35,269)	(43,236)	(42,773)
Net liability at beginning of period	2,010,979	2,045,819	2,009,162
Net incurred losses related to:
Current year	227,201	246,732	219,450
Prior years	2,587	(2,957)	(14,814)
	229,788	243,775	204,636
Net losses paid	(215,432)	(219,005)	(187,881)
Effects of foreign exchange rate changes	(3,824)	(59,610)	19,902
Net liability at end of period	2,021,511	2,010,979	2,045,819
Reinsurance recoverable at end of period	29,459	35,269	43,236
Gross liability at end of period	$2,050,970	$2,046,248	$2,089,055
Life value in force	$140,400	$153,100	$191,800

PartnerRe Ltd.
Analysis of Policy Benefits for Life and Annuity Contracts
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the nine months ended		As at and for the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of beginning and ending policy benefits for life and annuity contracts:
Gross liability at beginning of period	$2,051,935	$2,050,107	$2,050,107	$1,974,133
Reinsurance recoverable at beginning of period	(42,773)	(29,495)	(29,495)	(7,022)
Net liability at beginning of period	2,009,162	2,020,612	2,020,612	1,967,111
Net incurred losses related to:
Current year	693,384	781,601	1,010,937	1,019,240
Prior years	(15,184)	(33,677)	(46,516)	(19,038)
	678,200	747,924	964,421	1,000,202
Net losses paid	(622,318)	(580,365)	(835,190)	(780,905)
Effects of foreign exchange rate changes	(43,533)	(103,887)	(140,681)	(165,796)
Net liability at end of period	2,021,511	2,084,284	2,009,162	2,020,612
Reinsurance recoverable at end of period	29,459	38,744	42,773	29,495
Gross liability at end of period	$2,050,970	$2,123,028	$2,051,935	$2,050,107
Life value in force	$140,400	$175,600	$204,300	$145,100

PartnerRe Ltd.
Reserve Development
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,
	2016	2016	2016
Prior year net favorable (adverse) reserve development:
Non-life segments:
P&C	$111,368	$70,993	$110,568
Specialty	61,886	77,389	72,869
Total Non-life net prior year reserve development	$173,254	$148,382	$183,437
Non-life segments:
Net prior year reserve development due to changes in premiums	$3,266	$(1,140)	$19,323
Net prior year reserve development due to all other factors (2)	169,988	149,522	164,114
Total Non-life net prior year reserve development	$173,254	$148,382	$183,437
Non-life segments:
Short tail lines of business	$73,177	$12,572	$67,056
Medium tail lines of business	36,533	62,775	36,180
Long tail lines of business	63,544	73,035	80,201
Total Non-life net prior year reserve development by tail (3)	$173,254	$148,382	$183,437
Life and Health segment:
Net prior year reserve development due to GMDB (1)	$528	$6,080	$3,536
Net prior year reserve development due to all other factors (2)	(3,115)	(3,123)	11,278
Total Life and Health net prior year reserve development	$(2,587)	$2,957	$14,814

(1)
The guaranteed minimum death benefit (GMDB) reserves are sensitive to volatility in certain referenced global equity markets. At September 30, 2016, a 10% increase in the referenced global equity market would have decreased reserves by approximately $1.1 million, while a 10% decrease in the referenced global equity market would have increased reserves by approximately $1.5 million.

(2)	Net prior year reserve development due to all other factors includes, but is not limited to loss experience, changes in assumptions and changes in methodology.

(3)
Short tail lines of business include Agriculture, Proportional Motor, Property, Energy and Catastrophe. Medium tail lines of business include Aviation, Credit/Surety, Marine, Engineering and Multiline. Long tail lines of business include Casualty and Non Proportional Motor

PartnerRe Ltd.
Reserve Development
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Prior year net favorable (adverse) reserve development:
Non-life segments:
P&C	$292,929	$373,720	$473,564	$468,422
Specialty	212,144	269,921	357,141	191,991
Total Non-life net prior year reserve development	$505,073	$643,641	$830,705	$660,413
Non-life segments:
Net prior year reserve development due to changes in premiums	$21,450	$7,726	$23,960	$(37,940)
Net prior year reserve development due to all other factors (2)	483,623	635,915	806,745	698,353
Total Non-life net prior year reserve development	$505,073	$643,641	$830,705	$660,413
Non-life segments:
Short tail lines of business	$152,806	$141,400	$195,367	$221,171
Medium tail lines of business	135,488	232,043	292,180	159,753
Long tail lines of business	216,779	270,198	343,158	279,489
Total Non-life net prior year reserve development by tail (3)	$505,073	$643,641	$830,705	$660,413
Life and Health segment:
Net prior year reserve development due to GMDB (1)	$10,144	$8,255	$11,610	$7,163
Net prior year reserve development due to all other factors (2)	5,040	25,422	34,906	11,875
Total Life and Health net prior year reserve development	$15,184	$33,677	$46,516	$19,038

(1)
The guaranteed minimum death benefit (GMDB) reserves are sensitive to volatility in certain referenced global equity markets. At September 30, 2016, a 10% increase in the referenced global equity market would have decreased reserves by approximately $1.1 million, while a 10% decrease in the referenced global equity market would have increased reserves by approximately $1.5 million.

(2)	Net prior year reserve development due to all other factors includes, but is not limited to loss experience, changes in assumptions and changes in methodology.

(3)
Short tail lines of business include Agriculture, Proportional Motor, Property, Energy and Catastrophe. Medium tail lines of business include Aviation, Credit/Surety, Marine, Engineering and Multiline. Long tail lines of business include Casualty and Non Proportional Motor.

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure (1)

		July 1, 2016		April 1, 2016		January 1, 2016		October 1, 2015		July 1, 2015
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$496		$501		$580		$533		$533
U.S. Northeast	Hurricane	560		598		701		708		708
U.S. Gulf Coast	Hurricane	502		502		596		577		577
Caribbean	Hurricane	165		154		180		174		174
Europe	Windstorm	387		375		461		544		544
Japan	Typhoon	190		178		195		195		195
California	Earthquake	462	$595	476	$592	553	$699	469	$588	469	$588
British Columbia	Earthquake	161	317	165	313	196	358	199	379	199	379
Japan	Earthquake	315	349	302	341	335	383	377	421	377	421
Australia	Earthquake	187	258	214	295	241	325	236	350	236	350
New Zealand	Earthquake	147	211	125	182	133	197	161	205	161	205

(1) The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, you must refer to the Company’s natural catastrophe PML information and definitions, see Business - Natural Catastrophe Probable Maximum Loss (PML) in Item 1 of Part 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2016	2016	2016	2015	2015
Reconciliation of GAAP and non-GAAP measures:
Beginning of period common shareholders' equity	$6,169,310	$6,056,435	$6,046,751	$5,921,387	$6,226,176
End of period common shareholders' equity	6,299,886	6,169,310	6,056,435	6,046,751	5,921,387
Average common shareholders' equity(1)	$6,234,598	$6,112,873	$6,051,593	$5,984,069	$6,073,781

Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	15.4%	8.9%	13.3%	10.9%	(16.0)%
Less:
Annualized net realized and unrealized investment gains (losses), net of tax, on average common shareholders' equity	3.6	10.6	9.8	(1.5)	(8.0)
Annualized net foreign exchange (losses) gains, net of tax, on average common shareholders' equity	(0.3)	2.3	0.6	(0.2)	(1.0)
Annualized net interest in earnings (losses) of equity method investments, net of tax, on average common shareholders' equity	0.2	0.3	—	0.3	(0.2)
Annualized amalgamation termination fee and reimbursement of expenses, on average common shareholders' equity	—	—	—	—	(20.7)
Annualized operating return on average common shareholders' equity(1)	11.9%	(4.3)%	2.9%	12.3%	13.9%
Net income (loss) attributable to PartnerRe	$254,464	$150,915	$215,626	$176,511	$(229,137)
Less:
Net realized and unrealized investment gains (losses), net of tax	56,370	162,195	148,060	(22,757)	(121,764)
Net foreign exchange (losses) gains, net of tax	(4,458)	35,669	9,643	(3,406)	(15,896)
Interest in earnings (losses) of equity method investments, net of tax	3,384	4,491	(499)	4,632	(2,244)
Amalgamation termination fee and reimbursement of expenses	—	—	—	—	(315,000)
Dividends to preferred shareholders	14,184	14,184	14,184	14,184	14,184
Operating earnings (loss) attributable to PartnerRe common shareholders	$184,984	$(65,624)	$44,238	$183,858	$211,583

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	September 30,	September 30,
	2016	2015
Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	15.4%	(16.0)%
Add:
Transaction and severance related costs, net of tax	0.8	21.2
Annualized return on average common shareholders' equity calculated with net income attributable to common shareholders, adjusted by transaction and severance costs	16.2%	5.2%

Net income (loss) attributable to PartnerRe common shareholders	$240,280	$(243,321)
Add:
Transaction and severance related costs, net of tax	11,578	321,944
Net income attributable to PartnerRe, adjusted by transaction and severance costs	$251,858	$78,623

Annualized operating return on average common shareholders' equity	11.9%	13.9%
Add:
Transaction and severance related costs, net of tax	0.7	0.5
Annualized operating return on average common shareholders' equity, adjusted by transaction and severance costs	12.6%	14.4%

Operating earnings attributable to PartnerRe common shareholders	$184,984	$211,583
Add:
Transaction and severance related costs, net of tax	11,578	6,944
Operating earnings attributable to PartnerRe common shareholders, adjusted by transaction and severance costs	$196,562	$218,527

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollar (Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Beginning of period common shareholders' equity	$6,046,751	$6,195,160	$6,195,160	$5,855,782
End of period common shareholders' equity	6,299,886	5,921,387	6,046,751	6,195,160
Average common shareholders' equity (1)	$6,173,318	$6,058,274	$6,120.956	$6,025,471

Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	12.5%	(2.5)%	0.8%	16.6%
Less:
Annualized net realized and unrealized investment gains (losses), net of tax, on average common shareholders' equity	7.9	(5.3)	(4.3)	4.8
Annualized net foreign exchange gains (losses), net of tax, on average common shareholders' equity	0.9	(0.8)	(0.7)	(0.8)
Annualized net interest in earnings of equity method investments, net of tax, on average common shareholders' equity	0.2	0.2	0.1	0.2
Annualized amalgamation termination fee and reimbursement of expenses, on average common shareholders' equity	—	(7.0)	(5.1)	—
Withholding tax on inter-company dividends, net of tax, on average common shareholders' equity	—	—	—	(0.1)
Annualized operating return on average common shareholders' equity (1)	3.5%	10.4%	10.8%	12.5%
Net income (loss) attributable to PartnerRe	$621,004	$(72,130)	$104,381	$1,054,974
Less:
Net realized and unrealized investment gains (losses), net of tax	366,625	(238,677)	(261,434)	286,252
Net foreign exchange gains (losses), net of tax	40,854	(36,792)	(40,198)	(45,883)
Interest in earnings of equity method investments, net of tax	7,376	1,174	5,806	8,577
Amalgamation termination fee and reimbursement of expenses	—	(315,000)	(315,000)	—
Withholding tax on inter-company dividends, net of tax	—	—	—	(6,125)
Dividends to preferred shareholders	42,551	42,551	56,735	56,735
Operating earnings attributable to PartnerRe common shareholders	$163,598	$474,614	$658,472	$755,418

(1) Average common shareholders' equity is calculated by using the sum of the beginning of period and end of period common shareholders' equity divided by two.

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollar (Unaudited)

	For the nine months ended		For the year ended
	September 30,	September 30,	December 31,	December 31,
	2016	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Annualized return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders	12.5%	(2.5)%	0.8%	16.6%
Add:
Transaction and severance related costs, net of tax	2.0	8.5	1.4	—
Annualized operating return on average common shareholders' equity calculated with net income (loss) attributable to common shareholders adjusted by transaction and severance, net of tax	14.5%	6.0%	2.2%	16.6%

Net income (loss) attributable to PartnerRe common shareholders	$578,453	$(114,681)	$47,646	$998,239
Add:
Transaction and severance related costs, net of tax	93,257	387,032	88,340	—
Net income attributable to PartnerRe, adjusted by transaction and severance costs	$671,710	$272,351	$135,986	$998,239

Annualized operating return on average common shareholders' equity	3.5%	10.4%	10.8%	12.5%
Add:
Transaction and severance related costs, net of tax	2.0	1.6	1.4	—
Annualized operating return on average common shareholders' equity, adjusted by transaction and severance costs	5.5%	12.0%	12.2%	12.5%

Operating earnings attributable to PartnerRe common shareholders	$163,598	$474,614	$658,472	$755,418
Add:
Transaction and severance related costs, net of tax	93,257	72,032	88,340	—
Operating earnings attributable to PartnerRe common shareholders	$256,855	$546,646	$746,812	$755,418

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	September 30,	June 30,	March 31,	December 31,	September 30,	December 31,
	2016	2016	2016	2015	2015	2014
Reconciliation of GAAP and non-GAAP measures:
Total shareholders’ equity	$7,153,636	$7,023,060	$6,910,185	$6,902,951	$6,777,349	$7,104,411
Less:
Preferred shares, aggregate liquidation value	853,750	853,750	853,750	853,750	853,750	853,750
Noncontrolling interests	—	—	—	2,450	2,212	55,501
Common shareholders’ equity attributable to PartnerRe	6,299,886	6,169,310	6,056,435	6,046,751	5,921,387	6,195,160
Less:
Goodwill	456,380	456,380	456,380	456,380	456,380	456,380
Intangible assets, net of tax	77,431	82,811	86,846	90,326	93,869	105,652
Tangible book value	$5,766,075	$5,630,119	$5,513,209	$5,500,045	$5,371,138	$5,633,128